UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

AMEDISYS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

023436108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Asset Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Kohlberg Kravis Roberts & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,115,900

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,115,900

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,115,900

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,115,900

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,115,900

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,115,900

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,900

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) filed by the Reporting Persons (as defined below) relates to the acquisition of an additional 365,900 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Amedisys, Inc. (the “Issuer”) since the date of the Statement on Schedule 13D filed on August 8, 2013 (the “Original Filing”). This Amendment No. 1 to the Original Filing amends and supplements the Original Filing, (as amended, this “Schedule 13D”), filed with respect to the Common Stock of the Issuer. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)             KKR Asset Management LLC, a Delaware limited liability company (“KAM”);

(ii)          Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);

(iii) KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);

(iv) KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);

(v)         KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);

(vi) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(vii) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(viii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(ix) Henry R. Kravis, a United States citizen; and

(x)         George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (x) are collectively referred to herein as the “Reporting Persons”).

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

KAM acts as an investment advisor over a number of client accounts, which purchased the securities reported herein as beneficially owned for a total purchase price of $38,065,681. The source of funds for such transactions was cash available in the client accounts.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a)-(b) As an investment advisor to a number of client accounts, as of October 9, 2013, KAM may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 3,115,900 shares of Common Stock, which represents approximately 9.7% of the Common Stock outstanding, based on 32,181,300 shares of Common Stock outstanding as of July 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2013.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KAM), KKR Management Holdings (as the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Group Holdings (as the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own the shares of Common Stock owned by the client accounts and reported herein.  None of Messrs. Fisher, Janetschek, Sorkin, Farr or McFerran or Ms. Macarchuk beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c) The accounts over which KAM exercises investment control acquired a total of 340,900 shares of Common Stock in open market purchases on NASDAQ Global Select Market in the past 60 days as follows:

Date	Shares of Common Stock Purchased	Weighted Average Purchase Price
September 26, 2013	110,200	$16.8850
September 27, 2013	29,300	$16.9125
September 30, 2013	1,400	$16.9814
October 4, 2013	63,912	$17.8188
October 7, 2013	48,588	$17.7946
October 8, 2013	42,800	$17.7635
October 9, 2013	44,700	$17.8881

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

KKR ASSET MANAGEMENT LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

CUSIP No. 023436108

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact